SUB-ITEM 77E:  LEGAL PROCEEDINGS
.. Since October 2003, Federated and related entities
 (collectively, "Federated"), and various
Federated funds ("Funds"), have been named as defenda nts in several class action lawsuits now pending in the United States District Court for the D istrict of Maryland. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed shares of
Federated-sponsored mutual funds during specified per iods beginning November 1, 1998. The suits are generally similar in alleging that Federate d engaged in illegal and improper trading practices including market timing and late trading in concert with certain institutional traders, which allegedly caused financial injury to the mutual fund shareholders. These lawsuits began to be filed shortly after Federated's first public annou ncement that it had received requests for information on shareholder trading activities in the Funds from the SEC, the Office of the New
York State Attorney General ("NYAG"), and other autho rities. In that regard, on November 28, 2005, Federated announced that it had reached final s ettlements with the SEC and the NYAG with respect to those matters. Specifically, the SEC and NYAG settled proceedings against three
Federated subsidiaries involving undisclosed market t iming arrangements and late trading. The
SEC made findings: that Federated Investment Manageme nt Company ("FIMC"), an SEC-registered investment adviser to various Funds, and F ederated Securities Corp., an SEC-registered broker-dealer and distributor for the Funds, violated provisions of the Investment Advisers Act and Investment Company Act by approving, but not dis closing, three market timing arrangements, or the associated conflict of interest between FIMC and the funds involved in the arrangements, either to other fund shareholders or t
o the funds' board; and that Federated
Shareholder Services Company, formerly an SEC-regist ered transfer agent, failed to prevent a customer and a Federated employee from late trading in violation of provisions of the Investment
Company Act. The NYAG found that such conduct violat ed provisions of New York State law.
Federated entered into the settlements without admit ting or denying the regulators' findings. As
Federated previously reported in 2004, it has alread y paid approximately $8.0 million to certain funds as determined by an independent consultant. As part of these settlements, Federated agreed to pay disgorgement and a civil money penalty in the aggregate amount of an additional $72
million and, among other things, agreed that it woul d not serve as investment adviser to any registered investment company unless (i) at least 7
5% of the fund's directors are independent of Federated, (ii) the chairman of each such fund is in dependent of Federated, (iii) no action may be taken by the fund's board or any committee thereof u nless approved by a majority of the independent trustees of the fund or committee, respe ctively, and (iv) the fund appoints a "senior officer" who reports to the independent trustees and is responsible for monitoring compliance by the fund with applicable laws and fiduciary duties a nd for managing the process by which management fees charged to a fund are approved. The settlements are described in Federated's announcement which, along with previous press releas es and related communications on those matters, is available in the "About Us" section of Federated's website at FederatedInvestors.com.
Federated and various Funds have also been named as
 defendants in several additional lawsuits, the majority of which are now pending in the United
 States District Court for the Western District of Pennsylvania, alleging, among other things, exce ssive advisory and Rule 12b-1 fees.
The board of the Funds has retained the law firm of
 Dickstein Shapiro LLP to represent the Funds in these lawsuits. Federated and the Funds, and the ir respective counsel, are reviewing the allegations and intend to defend this litigation. A dditional lawsuits based upon similar allegations may be filed in the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fees, and expenses, and future potential similar suits is uncertain. Although we do not believe that these lawsuits will have a m aterial adverse effect on the Funds, there can be no assurance that these suits, ongoing adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the Funds.